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         Securities and Exchange Commission
         450 Fifth Street, N.W.
         Washington, D.C. 20549
                                The BOC Group plc
                         Commission File Number 0-10906
                   Response to SEC letter dated 11 April 2005
                   ------------------------------------------


         Ladies and Gentlemen:

         On behalf of The BOC Group plc, please find enclosed a copy of the Company's response to a letter received from Mr John Cash, Accounting Branch Chief, dated 11 April 2005 submitted electronically through EDGAR, under the Securities Exchange Act of 1934, as amended.

          If the Staff wishes to discuss this matter at any time, please telephone (collect) any of Sarah Larkins, Assistant Company Secretary, The BOC Group plc at +44 1276 807383, or Kyuli Oh, Shearman & Sterling LLP at +44 20 7655 5875.



                                                Very truly yours,


                                                /s/ Kyuli Oh

                                  May 13, 2005


Via EDGAR Transmission
----------------------

Mr. John Cash
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA


RE:   The BOC Group plc
      Form 20-F for fiscal year ended September 30, 2004
      File No. 0-10906


Dear Mr. Cash,

We are writing in response to your letter of April 11, 2005, containing comments with respect to the Form 20-F Report of The BOC Group plc for the fiscal year ended September 30, 2004. The responses set forth below have been organized in the same manner in which the Staff's comments were organized. For your convenience, we have repeated your comments along with our reply. Capitalized terms used in this letter without definition are used as defined in the Form 20-F for 2004.



Item 3.A. - Key Information - Selected Financial Data
-----------------------------------------------------

1. We note the sections of your annual report that are incorporated by reference. While you have provided the information required under Item 3.A.2. of Form 20-F under UK GAAP, you do not appear to have provided the US GAAP equivalent for any of these measures, except for net income and shareholders' funds in Note 30. As indicated in the minutes to the AICPA International Practices Task Force July 15, 2003 meeting, specifically Agenda Item 12, the SEC staff confirmed that if any amount required to be presented in selected financial data on a primary GAAP basis is different on a US GAAP basis, then the corresponding amount under US GAAP should also be shown. Please revise future filings accordingly.

      Your comments are noted and the information will be provided in future filings.



Item 5 - Operating and Financial Review and Prospects
-----------------------------------------------------

Item 5.A. - Operating Results
-----------------------------

2. We note your operating review, beginning on page 34 of your Annual Report. In future filings, when you discuss the reasons for the changes in your results from year to year, please quantify the impact of each reason that you provide, if possible. For those

Mr. John Cash
U.S. Securities and Exchange Commission
May 13, 2005
Page 2


      segments where you discuss the results by geographic region, please quantify the results contributed by each geographic region to provide your readers with insight into the relative importance of each region to your results.

      Your comments are noted. Beginning with the 2005 to 2004 comparison, the impact of significant reasons for changes in results will be quantified, where possible. In the business segment operating review, the company will also include the revenues provided by different geographic regions (either by amount or percentage) where that information is helpful to an understanding of the importance of a particular region to the company's results.



Item 5.B. - Liquidity and Capital Resources
-------------------------------------------

3. Please revise future filings to provide an analysis of the sources and uses of your cash flows in accordance with Item 5.B.1(b) of Form 20-F. Also refer to Release 33-8350.

      Your comments are noted. The company will provide the requested information in future filings.



4. We note that your tabular debt maturity profile does not include the interest commitments related to your debt. In future filings, include the interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation in the footnotes to the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350.

      Your comments are noted. The company will provide the requested information in future filings.



Critical Accounting Policies - Retirement Benefits
--------------------------------------------------

5. Notwithstanding your belief that it would be impracticable and potentially misleading to give any approximate impact on annual Group operating profit of a change in any one assumption in isolation, we believe that this information is necessary for a reader's understanding of this critical accounting policy. Please provide such information in future filings. We believe your discussion of the fact that there are a number of elements used in the assumptions, that they vary for the different countries in which the Group operates, and that there may be an inter-dependency between some assumptions is a helpful reminder to readers that they should not view the impact of a change in individual assumptions in isolation.

      Your comments are noted. The narrative in future filings will be expanded to provide sensitivity analysis that we believe is relevant to a reader's understanding of this critical accounting policy.

Mr. John Cash
U.S. Securities and Exchange Commission
May 13, 2005
Page 3


Item 18 - Financial Statements for the Year Ended September 30, 2004
--------------------------------------------------------------------

Accounting Policies - Revenue Recognition
-----------------------------------------

6. On page 18 of your Annual Report you indicate that tonnage customers are usually supplied on the basis of long-term contracts, typically containing a fixed facility charge together with a variable charge for product supplied in excess of a set minimum. Tell us supplementally and, to the extent revenue recognized from these customers is material, disclose in future filings your revenue recognition policy related to these long-term contracts. Tell us the US GAAP authoritative literature you relied on.

      The company has a number of tonnage customers who are supplied product under contracts that are long-term in nature (more than 12 months). These arrangements are for the supply of gas products and generally there are no other deliverables. The contracts typically contain a fixed and variable pricing structure. The fixed fee portion is payable periodically and is consideration for the facility usage as well as a specified volume of product. Based on the guidance in SAB 101, the company recognises the fixed facility usage portion of the payment over the contractual life of the arrangement, generally on a straight-line basis. The product portion of the fixed fee is recognised as revenue based on actual delivery of product at fair value. Any revenue related to the contractual minimum for which product has not been delivered is typically recognised at the end of the relevant period. The variable charge element of the long-term supply arrangement arises when product is delivered in excess of set contractual minimums and is typically recognised upon delivery at fair value of the volume of product supplied to the customer and when the risks and rewards of ownership have passed to the customer.

      Please note that the use of the term `long-term' signifies the period of the supply agreement between BOC and its customer, rather than the identification of these contracts as long-term construction contracts.

      In future filings the revenue recognition policy will be expanded to comment on the accounting for these long-term supply agreements.

      We relied on US GAAP literature SAB 101 (Revenue recognition).



7. On page 18 of your Annual Report you indicate that product in liquid form are delivered into special storage vessels installed at customer premises and that the vessels are often owned by the company. Tell us supplementally and, to the extent revenue recognized from product delivered in liquid form is material, disclose in future filings your revenue recognition policy related to these products, including the rental of the storage tanks. For US GAAP purposes, refer to EITF 01-8 and EITF 00-21. Tell us what accounting literature you were relying on before the effective dates of EITF 01-8 and 00-21.

      The company supplies some customers with product delivered in liquid form with storage vessels located at customer premises, under contracts which typically last from one to seven years. If storage vessels are owned by the company, the revenue recognition policy is to:

      a) recognise revenue on the liquid product based on the sales volume taken by the customer, and

Mr. John Cash
U.S. Securities and Exchange Commission
May 13, 2005
Page 4


      b) recognise revenue on the fixed charge for the use of a storage vessel on a straight-line basis over the life of the contract. As set out in the terms of the contract with the customer, the storage vessel may be replaced during the life of the contract to facilitate delivery or to increase or decrease the capacity depending on the customer's needs. At any time, the company usually maintains a small stock of storage vessels of differing sizes to cater for these situations.

      The company's policies for these contracts follow the guidance of EITF 00-21 (Accounting for revenue arrangements with multiple deliverables). The company considers the use of the vessel and supply of product as separate elements of the arrangement and records revenue in relation to the fair value of each element. Fair value of the product is based on the sales price per unit as sold to other customers. The company does not supply vessels in isolation to the product supply agreements. Therefore the residual value method is used to determine the fair value of the fixed charges recognised.

      In consideration of EITF 01-8 (Determining whether an arrangement contains a lease) as it relates to the customer's use of the storage vessel, the company notes paragraph 10 of the EITF. As fulfilment of the arrangement is not dependent on the use of specified storage vessels, the vessels are not subject to lease accounting. The vessels are owned by the company and while they are `installed' at the customer premises, they are interchangeable assets and the company has the right and ability to provide vessels that are not specified in the arrangement. Based on these facts, the company does not believe that these arrangements fall within the scope of EITF 01-8.

      We relied on US GAAP literature SAB 101 (Revenue recognition) in conjunction with EITF 00-21 (Revenue arrangements with multiple deliverables). Prior to that we relied on FASB Concepts Statement No 5 (Recognition and measurement in financial statements of business enterprises).

      In future filings, the revenue recognition policy will be expanded to comment on these arrangements.



8. Tell us the nature of your long-term contracts that are accounted for under the percentage of completion. Confirm supplementally that for US GAAP purposes, the nature of such contracts is consistent with those covered by SOP 81-1. In addition, for US GAAP purposes, disclose the method of measuring progress toward completion and confirm that "foreseeable" losses are the same as "anticipated" losses under SOP 81-1.

      In certain parts of the company, principally in the BOC Edwards line of business, contracts for the supply of equipment to customers can extend over several months. Such contracts usually take the form of the installation and / or construction of complex equipment or piping.

      Progress toward completion is measured using appropriate input or output measures. In some cases - for example for the installation of piping - an input measure is used that compares costs incurred against total estimated costs. In other cases, it is more appropriate to measure percentage of completion based on an output measure such as the achievement of a contract milestone.

      Based on these facts, the company believes that the nature of these contracts is consistent with those covered by SOP 81-1.

Mr. John Cash
U.S. Securities and Exchange Commission
May 13, 2005
Page 5


      We confirm that the expression 'foreseeable losses' is the same as 'anticipated losses' under SOP 81-1. This will be included in the glossary of terms in future filings.


Accounting Policies - Provisions
--------------------------------

9. You indicate that provisions are made when an obligation exists for a future liability in respect of a past event and where the obligation can be reliably estimated. Confirm supplementally and clarify in future filings that this policy is substantially the same as the requirement under paragraph 8 of SFAS 5 for US GAAP purpose (i.e. probable that an asset has been impaired or a liability has been incurred and that the amount of loss can be reasonably estimated).

      Under UK GAAP, a provision is made when a liability is considered probable. We confirm that the accounting policy for provisions - i.e. 'that provisions are made when an obligation exists for a future liability in respect of a past event and where the obligation can be reliably estimated' is substantially the same as the requirement under paragraph 8 of SFAS 5 for US GAAP purposes. Accordingly there is no UK to US GAAP adjustment in this respect.

      In future filings, we will clarify that the UK and US GAAP policies are substantially the same.



Note 8(a) - Pensions and Other Retirement Benefits - UK GAAP Group
------------------------------------------------------------------

10. You indicate that surpluses in the South African plans have been written off in the statement of total recognized gains and losses in accordance with FRS 17. Disclose the amounts written off in future filings. In addition, we do not see mention of this write-off in the discussion of UK GAAP and US GAAP differences under pension accounting in Note 30. Tell us how these surpluses are accounted for under US GAAP. Provide us the specific authoritative literature you relied on.

      Under UK GAAP (FRS17 paragraph 37), a company should recognise an asset to the extent that it is able to recover a surplus either through reduced contributions or through refunds from the scheme. The South African plans were in surplus at September 30, 2004. Local South African regulations concerning surpluses, as set out in the Pension Funds Second Amendment Act 2001, specify that recognition of any surpluses in a retirement fund cannot be made by a company unless it is either as a result of a surplus apportionment exercise, or if a fund's rules allow it. As a result, the surplus was not recognised under UK GAAP and was written off in the statement of total recognised gains and losses.

      There is no specific requirement under US GAAP relating to the treatment of irrecoverable surpluses. As a result, the associated surplus is retained under US GAAP in line with paragraph 35 of SFAS 87.

      The UK to US GAAP adjustment for this item is included in note 30(d) (Reconciliation of shareholders' funds) in the line item 'Pensions'. This line is the total of all UK to US GAAP pensions adjustments. As the UK GAAP write off was made in the statement of total recognised gains and losses, and not in the income statement, there is no adjustment to net profit between UK and US GAAP for the irrecoverability of surpluses in the South African pension plans.

Mr. John Cash
U.S. Securities and Exchange Commission
May 13, 2005
Page 6


      The different accounting treatment of the South African plans between UK and US GAAP will be referred to in note 30(a) in future filings.



Note 13 - Fixed Assets - Investments
------------------------------------

11. Tell us supplementally and clarify in future filings what is meant by "directors' valuation" with regard to the book value of your unlisted securities. Address whether this valuation results in a US GAAP reconciling item.

      Under UK GAAP, investments are normally carried at cost (less any necessary provision) but an alternative treatment allows a company to carry investments at market value. Where the investments are carried at cost, a company is required to disclose additional information on the market value of investments.

      The company does not follow the alternative accounting treatment allowing investments to be carried at market value. Therefore the company's use of the term 'directors' valuation' means that investments are carried at cost (less any necessary provision) or, where they represent an investment in a joint venture or associate, at the BOC share of the net assets of that joint venture or associate.

      The accounting for unlisted investments therefore does not give rise to a difference between UK and US GAAP information.

      In future filings, we will clarify the use of references to 'directors' valuation'.



Note 22 - Provisions for Liabilities and Charges
------------------------------------------------

12.   We note your disclosures and have the following comments:

      o We note from elsewhere in the filing that your environmental provisions primarily relate to your businesses in the US and that the US Environmental Protection Agency has named you as a potentially responsible party for clean-up costs. You also indicate that based on the information available management believes that it is unlikely that any costs incurred will have a material impact on the financial position of the Group. Please note that if it is reasonably possible that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made. Refer to SAB Topic 5Y for additional disclosure requirements for US GAAP purposes.

      o We read that your other provisions principally relate to warranty and legal obligations. In future filings please provide the warranty disclosures required by paragraph 14 of FIN 45 for each period presented.

            Your comments are noted and the requested information will be provided in future filings.

Mr. John Cash
U.S. Securities and Exchange Commission
May 13, 2005
Page 7



Note 25(b) - Financial Commitments - Other Commitments
------------------------------------------------------

13. Please tell us, and revise future filings to briefly explain, what you have committed to purchase under take-or-pay contracts. Also tell us, based on the contract terms of these take-or-pay contracts, whether they meet SFAS 133's definition of a derivative instrument. If so, also provide the disclosures required by SFAS 133.

      To ensure future supplies of certain products, the company from time to time enters into arrangements which commit it to purchase product from available sources. At September 30, 2004 the main commitments which the company had entered into were for the purchase of raw materials, principally helium where the price of the product is linked to prevailing market prices of that product.

      Under US GAAP, paragraph 6 of SFAS 133, these contracts meet the definition of a derivative instrument. However, these contracts are not subject to the requirements of SFAS 133 as they meet the 'normal purchases and normal sales' exemption under paragraph 10(b)(i) of that standard. They satisfy the exemption criteria because the company does not have the intention, or the record, of net settling these contracts. The contracts are also taken out in the functional currency of the company entering into the contractual commitment.

      In future filings, additional information will be provided on the nature of these commitments.



Note 26(b) - Contingent Liabilities and Legal Proceedings - Legal Proceedings
-----------------------------------------------------------------------------

14. We note your reference to insurance as a mitigating factor in the effect that these lawsuits could have on your financial statements. In future filings, please disclose your accounting policy for recording recoveries from insurance. Address any differences between US and UK GAAP. Additionally, if you recover settlements for unfavorable verdicts from your insurance, please disclose that fact.

      Your comments are noted. An appropriate accounting policy and the other disclosures requested will be included in future filings if material.



Note 30 - US Accounting Information
-----------------------------------

Note 30(a) - Summary of Differences between UK and US Generally Accepted
------------------------------------------------------------------------
Accounting Principles and Other US Accounting Information
---------------------------------------------------------

Goodwill and Other Intangible Assets
------------------------------------

15. We note that for UK GAAP purposes, negative goodwill is capitalized and amortized on a straight-line basis. We also note negative goodwill of joint ventures reflected in Note 13 - Fixed Assets - Investments. Clarify for us supplementally and revise future filing to indicate why no US GAAP reconciling information is required for this apparent difference in GAAP. Refer to paragraphs 44 and 45 of SFAS 141.

      The negative goodwill in joint ventures for UK GAAP purposes arose on a transaction which took effect in September 2004.

Mr. John Cash
U.S. Securities and Exchange Commission
May 13, 2005
Page 8


      For US GAAP purposes, the excess of the amounts assigned to the assets acquired and liabilities assumed was adjusted against the values of the acquired long-lived assets in accordance with SFAS 141 paragraph 44. There was no excess remaining to be dealt with in accordance with SFAS 141 paragraph 45. As a result, there was no difference between the shareholders' funds under UK GAAP and under US GAAP, although there is a difference in the classification between tangible and intangible assets.

      Appropriate comment will be added in future filings to explain this situation.



Financial Instruments
---------------------

16.   We note your disclosures concerning financial instruments here and in Note
      21. Please revise future filings to clarify if all your hedges seen in
      Note 21 qualify for hedge accounting under US GAAP.

      Your comments are noted. Disclosure will be made in future filings to clarify the hedge accounting position under US GAAP.



Note 30(c) - Reconciliation of Net Profit
-----------------------------------------

17. We note that in Note 28(c) - Acquisitions and Disposals - Exchange of Business, your determination of the unrealized profit on disposal of a subsidiary took into consideration negative goodwill credited on disposal of a subsidiary. We also note the (pound)8.2 million unrealized profit that was reflected in the statement of total recognized gains and losses for UK GAAP purposes and net income for US GAAP purposes. Given the difference in accounting for negative goodwill under UK and US GAAP, help us to understand the appropriateness of the gain recognized for US GAAP purposes.

      In the fiscal year ended September 30, 2003 the company combined its Japanese gases business with part of Air Liquide Japan to form Japan Air Gases Limited. Under UK GAAP, the transaction was accounted for in accordance with UITF 31 (Exchange of businesses or other non-monetary assets for an interest in a subsidiary, joint venture or associate). The profit on the transaction was regarded as unrealised and was shown in the statement of total recognised gains and losses rather than in the income statement in accordance with UITF 31.

      The transaction was deemed to be a transfer of assets at fair value (under APB 29) and is recorded in the reconciliation of net profit in two adjustments to reflect the difference between UK and US GAAP. The initial adjustment of (pound)8.2 million is recorded to reclassify the UK GAAP unrealised gain from the UK statement of total recognised gains and losses to the US income statement. This (pound)8.2 million credit is offset by a debit adjustment of (pound)20.7 million resulting in a total US GAAP adjustment of (pound)12.5 million. The (pound)20.7 million is explained further in the response to comment 18 below.

Mr. John Cash
U.S. Securities and Exchange Commission
May 13, 2005
Page 9


18. Please revise future filings to more clearly explain any reconciling items related to the disposal of your businesses. Specifically, tell us supplementally and revise future filings to clarify why you show a ((pound)20.7) million reconciling item related to the disposal of a subsidiary in 2003 and a (pound)39.9 million reconciling item related to the disposal of the US packaged gas business in 2004.

      a) Disposal of subsidiary in 2003

      The adjustment of (pound)(20.7) million, also noted in the response to comment 17 above, relates to the accounting for the combination of the company's Japanese gases business with part of Air Liquide Japan in the fiscal year ended September 30, 2003. It is made up of two elements:
      (pound)11.7 million related to the difference in the net book value of tangible assets, and (pound)9.0 million related to the difference in the net book value of intangible assets recognised in the company's Japanese business.

      In the fiscal year ended September 30, 2002 an impairment of (pound)21.2 million had been recognised in the income statement for UK GAAP purposes to write-down the value of the company's gases business in Japan to an appropriate amount based on valuations performed ahead of the merger with part of Air Liquide Japan. This impairment was not recorded for US GAAP purposes as the US GAAP basis used to determine the carrying amount of the assets was historically lower than the UK GAAP basis. This resulted in a difference of (pound)11.7 million in the basis of the assets sold - representing 55% (the percentage of the business disposed of) of (pound)21.2 million.

      Additionally, for US GAAP purposes, the company historically had (pound)9.0 million of goodwill in excess of that recorded under UK GAAP.

      Therefore, the calculation of profit / loss on disposal in the fiscal year ended September 30, 2003 under UK GAAP was based on a (pound)20.7 million lower carrying value of net assets than under US GAAP.



      b) Disposal of the US packaged gas business in 2004

      The adjustment of (pound)39.9 million relates to the disposal of the US packaged gas business in the fiscal year ended September 30, 2004. These assets represent a portion of the US Industrial and Special Products (US
      ISP) reporting unit within the ISP operating segment. In accordance with EITF 98-3, the assets sold are not considered a business for US GAAP reporting purposes as the required inputs, processes and outputs were not present in the assets that were sold. We have also determined that these assets do not constitute a 'component of an entity' under SFAS 144, paragraph 41.

      Under UK GAAP, certain assets which were associated with the assets that were disposed of, but were retained in the business, were considered to be impaired. Under US GAAP these assets did not fail the first step of the impairment test under SFAS 144 and no impairment loss was recognised. This impairment amounted to (pound)13.4 million under UK GAAP and was included within the loss on disposal but was reversed for US GAAP reporting.

      Under UK GAAP, goodwill of (pound)19.9 million was allocated to the disposed assets. Under US GAAP no such allocation was made as the assets disposed of did not constitute a business.

Mr. John Cash
U.S. Securities and Exchange Commission
May 13, 2005
Page 10


      The remaining difference of (pound)6.6 million relates to provisions made for restructuring following disposal of the US packaged gas business. In applying SFAS 146 to these items, (pound)6.6 million of these provisions required reversal as a US GAAP reconciling item.

      In future filings, the disclosure explaining these adjustments will be expanded.



Note 30(g) - Stock-Based Compensation
-------------------------------------

19. We read your discussion of employee share schemes here and in Note 7(a). If stock or stock options have been granted to these schemes at a discount, please revise future filings to disclose the discount for each year for which you present financial statements. Address for us supplementally whether such discount would require compensation recognition under US GAAP. Refer to SFAS 123.

      For US GAAP reporting purposes, the company accounts for its share option plans using APB Opinion 25. The discounted plans are deemed non-compensatory under APB 25 paragraph 7 as there have been no options granted with a discount from market of more than 15%. The company also provides the disclosures required by SFAS 123.

      Future filings will be revised to disclose any discount on share schemes. The impact of the discount is included in the SFAS 123 disclosures given in note 30(g).



Note 30(i) - Recently Issued Accounting Pronouncements not yet Implemented
--------------------------------------------------------------------------

20. Please revise future filings to provide all disclosures required by SAB Topic 11M.

      Your comments are noted. Wording in future filings will be revised to ensure compliance with SAB Topic 11M.

Mr. John Cash
U.S. Securities and Exchange Commission
May 13, 2005
Page 11



Pursuant to the Staff's request, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission. We acknowledge that staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please do not hesitate to call us with respect to this response on +44 1276 477222 or Peter Harvey of PricewaterhouseCoopers LLP on +44 20 7213 8960 or Ward McKimm of Shearman & Sterling LLP on +44 20 7655 5991. Many thanks.



Yours sincerely,

THE BOC GROUP PLC



/s/       Rene Medori
---------------------------------
R Medori
Group finance director

cc:      U.S. Securities and Exchange Commission
            Ms. Jennifer Thompson
            Ms. Jeanne Baker

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this letter to be signed on its behalf by the undersigned, thereunto duly authorized.




Date:  May 13, 2005



                                     By:    /s/       Sarah Larkins
                                           -------------------------------------
                                           Name:   Sarah Larkins
                                           Title:  Assistant Company Secretary